EX 26 (h) i. e3.

[Fidelity®

Investments

Logo]

May 16, 2007

C.M. Life Insurance Company

Mr. Jim Rodolakis

1295 State Street, B248

Springfield, Massachusetts 01111

Re:	Participation Agreement among Variable Insurance Products fund (“Fund I”), Fidelity Distributors Corporation (the “Underwriter”) and Insurance Company (the “Company”), dated April 1, 1995, as amended (“Participation Agreement I”); and

Participation Agreement among Variable Insurance Products Fund II (“Fund II”) the Underwriter and the Company, dated May 1, 1998, as amended (“Participation Agreement II”)

Dear Mr. Rodolakis:

The Company, the Underwriter, and Fund I and Fund II, respectively, are parties to the above-referenced Participation Agreements (Fund I and Fund II are referred to as the “Current Funds”). As explained in the notice sent to you on May 3, 2007, Fidelity is in the process of reorganizing some of the portfolios of the Current Funds (the “Affected Portfolios”) for administrative purposes. In connection with this reorganization, the Affected Portfolios will be moved into corresponding “shell” portfolios of a new Variable Insurance Products Fund V (“Fund V”). A list of all of the Affected Portfolios in Fund I and Fund II covered by the reorganization and the corresponding Fund V portfolios is set forth on the attached Exhibit.

In connection with this change, we are asking for your consent to (1) the amendment to each Participation Agreement to add Fund V as a “Fund” party under the terms of each Participation Agreement (the “Agreement”); and (2) the assignment of all of each Current Fund’s rights, benefits and obligations under each Participation Agreement with respect to the Affected Portfolios to Fund V, with respect to the corresponding portfolios of Fund V, and the release of the Current Funds from the obligations so assigned (the “Assignment”). Each Participation Agreement will remain in full force and effect in accordance with its terms, as so amended and assigned herein. The Amendment will also add the following clarifying language to each Participation Agreement as a new Article A of the Agreement:

This Agreement shall create a separate participation agreement for each Fund, as though the Company and the Underwriter had executed a separate, identical form of participation agreement with each Fund. No rights, responsibilities or liabilities of any Fund shall be attributed to any other Fund.

Your signature below will indicate the Company’s consent to the Amendment and Assignment of each Participation Agreement as set forth above, to become effective immediately upon consummation of the reorganization.

Thank you for your prompt attention to this matter. If for some reason we have not obtained your signature prior to the reorganization, and the Company submits orders or instructions under the Participation Agreements, we will deem the Company to have consented to each Amendment and Assignment. Please do not hesitate to contact your Fidelity Relationship Manager or Key Account Manager if you have any questions.

Very truly yours,

FIDELITY DISTRIBUTORS CORPORATION

By:	/s/ William Loehning
Name:	William Loehning
Title:	Executive Vice President

VARIABLE INSURANCE PRODUCTS FUND, VARIABLE INSURANCE PRODUCTS FUND II and VARIABLE INSURANCE PRODUCTS FUND V

By:	/s/ Kimberley Monasterio
Name:	Kimberley Monasterio
Title:	Treasurer

The Undersigned Consents to the Amendment and Assignment of each Participation Agreement as of this 26th day of June 2007.

C.M. LIFE INSURANCE COMPANY

By:	/s/ Michael E. Dubois
Name:	Michael E. Dubois
Title:	Second Vice President and Actuary

Please keep one copy and return the other to:

Sharon Salter, Director, Contracts Management

Fidelity Investments

100 Salem Street, O2N

Smithfield RI 02917